PSYCHEMEDICS CORPORATION

2007 ANNUAL REPORT

CORPORATE PROFILE

Psychemedics Corporation is the world's largest provider of hair testing for the detection of drugs of abuse. The company's multi patented process has been utilized by thousands of clients (including over 10% of the Fortune 500 companies) for pre-employment and random drug testing. Major police departments, Federal Reserve Banks, schools, and other public entities also secure the safety and reliability of their activities from drug abusers by using our unique process. Our personal drug testing service, PDT-90, is available via our internet E-Commerce website, www.drugfreeteenagers.com. The Company's drug test provides for the detection of cocaine, marijuana, opiates, amphetamines (including Ecstasy), and PCP. We strongly believe our drug testing method to be superior to any other product currently in use, including traditional urine testing facilities and other hair testing companies.

Dear Fellow Shareholders:

We are pleased to report that 2007 was another year of record revenue and strong profitability. We have now reported record revenue for the past three consecutive years despite a challenging hiring environment, as we continue to add new clients at a very healthy pace.

While our earnings did not match last year's record results due to higher than anticipated accounting and legal expenses, extra R&D expenses and a 3 percentage point increase in our effective tax rate, we continued to show very strong operating margins and levels of profitability. Our gross margin remained at 60% for 2007, while our pre-tax margin continued to be above 30%. We continue to demonstrate our ability to show strong profitability and maintain a very solid financial position. Our year-end balance sheet remained strong with no debt and approximately $10 million in cash and short-term securities, and over $12.8 million in working capital.

We are very pleased that our growth, and strong profitability and returns received recognition with the receipt of several distinguished awards in 2007. We were selected as one of Forbes Magazine's 200 Best Small Companies in America. We ranked 25th overall while being featured in a "What's New" section of the October 29, 2007 edition of the magazine. We were also very proud to be selected as one of Fortune's 100 Fastest Growing Small Public Companies in America. Additionally, our company received recognition in the Best CEOs in the nation study done by DeMarche Associates, Inc., a leading investment research and financial consulting firm. This award went to a small group of American CEOs--- this year 163, or less than 2.5% of a potential field of 6700--- who over the last three years generated the most shareholder value per unit of CEO compensation.

In 2007, Psychemedics was selected to participate in and co-sponsor *Chief Talent Officer*, an innovative new book sponsored by Accenture that addresses human resource management issues and the growing imperative for HR leaders to become Chief Talent Officers. Our company was also profiled in the book, which included interviews and profiles with a number of leaders from companies such as Sara Lee Corporation, Unilever, Royal Dutch Shell, AstraZeneca and AT&T, that have "cracked the code" and adopted highly effective human capital management philosophies and practices that drive competitive advantage. Making sure human assets do not become liabilities is an important HR issue; and our drug testing is an important tool and best practice. The book was distributed to CEOs and top HR professionals within Accenture's client organizations in the U.S. and internationally. Total distribution was 20,000.

As we look ahead to 2008 and beyond, we continue to see significant opportunities for further growth. To capitalize on these prospects, we have already in 2008 added a Director of Marketing who will establish and manage our lead generation initiative, with the goal of increasing our sales team's productivity. In 2007, we added two regional sales professionals and anticipate further additions in 2008.

Our optimism about the future is based on a number of facts. We serve a large and growing market. As the majority of the drug testing is still being done with urinalysis, we also have very significant market share opportunities. As the world's largest provider of drug testing using hair analysis, we have superior patented technology that is also FDA cleared. We have a very broad and diverse existing client base serving over 10% of the Fortune 500 as well as some of the largest police departments in America and six Federal Reserve Banks.

Our goal is to increase shareholder value and return. Our company has been profitable since 1993 and we have paid consecutive quarterly dividends since January of 1997. Our Board of Directors shared in our confidence by increasing the quarterly dividend in 2007 by 20% from $0.125 to $0.15 per share resulting in an annual dividend of $0.60 per share. This dividend increase represented an annual yield of approximately 3% when compared to our average share price for 2007.

We remain totally committed to growing our business and enhancing shareholder returns. With our superior patented technology, solid and diverse client base, strong operating record and rock-solid financial position, we believe we can capitalize on these strengths to take full advantage of the future opportunities in serving this important and exciting market.

I would like to take this opportunity to personally thank all of my teammates at Psychemedics for their commitment, dedication and excellence in service, our Directors for their strong guidance and counsel, our clients for the contribution they are making to deterring the use of illegal drugs and to you, our shareholders, for your support. I look forward to sharing our success with you in the future.

Sincerely,

Raymond C. Kubacki, Jr.
Chairman, President and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13738

PSYCHEMEDICS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-1701987 (I.R.S. Employer Identification No.)
125 Nagog Park Acton, Massachusetts (Address of principal executive offices)	01720 (Zip Code)

Registrant's telephone number including area code: (978) 206-8220

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.005 par value
(Title of class)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by a check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Exchange Act of 1934). Yes [ ] No [X]

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934). Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] (Do not check if smaller reporting Company) Smaller Reporting Company [X]

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities and Exchange Act of 1934). Yes [ ] No [X]

As of June 30, 2007, there were 5,215,584 shares of Common Stock of the Registrant outstanding. The aggregate market value of the Common Stock of the Registrant held by non-affiliates (assuming for these purposes, but not conceding, that all executive officers, directors and 5% shareholders are "affiliates" of the Registrant) as of June 30, 2007 was approximately $71 million, computed based upon the closing price of $20.44 per share on June 29, 2007.

As of March 24, 2008, there were 5,208,335 shares of Common Stock of the Registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference portions of the Registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission no later than 120 days after the close of its fiscal year; provided that if such proxy statement is not filed with the Commission in such 120-day period, an amendment to this Form 10-K shall be filed no later than the end of the 120-day period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Business," "Risk Factors," "Legal Proceedings," "Market for Registrant's Common Stock and Related Stockholder Matters" and "Management Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K (this "Form 10-K") constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to future earnings per share, future revenues, future operating income, future cash flows, competitive and strategic initiatives, potential stock repurchases and future liquidity needs. These statements involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed or implied by such forward-looking statements.

The forward-looking statements included in this Form 10-K and referred to elsewhere are related to future events or our strategies or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "believe," "anticipate," "future," "potential," "estimate," "encourage," "opportunity," "growth," "leader," "could", "expect," "intend," "plan," "expand," "focus," "through," "strategy," "provide," "offer," "allow," "commitment," "implement," "result," "increase," "establish," "perform," "make," "continue," "can," "ongoing," "include" or the negative of such terms or comparable terminology. All forward-looking statements included in this Form 10-K are based on information available to us as of the filing date of this report, and the Company assumes no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Important factors that could cause actual results to differ materially from expectations reflected in our forward-looking statements include those described in Item 1A, "Risk Factors."

PSYCHEMEDICS CORPORATION

Form 10-K
Annual Report
For the Year Ended December 31, 2007

TABLE OF CONTENTS

PART I

AVAILABLE INFORMATION; BACKGROUND

Psychemedics Corporation ("the Company") maintains executive offices located at 125 Nagog Park, Acton, MA 01720. Our telephone number is (978) 206-8220. Our stock is traded on the American Stock Exchange under the symbol "PMD". Our Internet address is *www.psychemedics.com*. The Company makes available, free of charge, on the Investor Information section of our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (the "SEC"). Copies are also available, without charge, from Psychemedics Corporation, Attn: Investor Relations, 125 Nagog Park, Acton, MA 01720. Alternatively, reports filed with the SEC may be viewed or obtained at the SEC Public Reference Room in Washington, D.C., or the SEC's Internet site at *www.sec.gov*. We do not intend for information contained in our website to be part of this Annual Report on Form 10-K.

ITEM 1. BUSINESS

General

Psychemedics Corporation is a Delaware corporation organized on September 24, 1986 to provide testing services for the detection of abused substances through the analysis of hair samples. The Company's testing methods utilize a patented technology to perform radioimmunoassays on enzymatically dissolved hair samples with confirmation testing by mass spectrometry.

The Company's primary application of its patented technology is as a testing service that analyzes hair samples for the presence of certain drugs of abuse. Employing radioimmunoassay procedures to drug test hair samples differs from the more commonly used approach in which immunoassay procedures are employed to test urine samples. The Company's tests provide quantitative information that can indicate the approximate amount of drug ingested as well as historical data, which can show a pattern of individual drug use over a period of time. This information is useful to employers for both applicant and employee testing, as well as to physicians, treatment professionals, law enforcement agencies, school administrators, parents concerned about their children's drug use and other individuals or entities engaged in any business where drug use or potential drug use is an issue. The Company provides commercial testing and confirmation by mass spectrometry using industry-accepted practices for cocaine, marijuana, PCP, methamphetamine (including Ecstasy, which is difficult to detect in urine due to sporadic use patterns and rapid clearance from the body) and opiates (including heroin and oxycodone).

Testing services are currently performed at the Company's laboratory at 5832 Uplander Way, Culver City, California. The Company's services are marketed under the name RIAH (Radioimmunoassay of Hair), a registered service mark.

Development of Radioimmunoassay of Hair

The application of unique radioimmunoassay procedures to the analysis of hair was initially developed in 1978 by the founders of the Company, Annette Baumgartner and Werner A. Baumgartner, Ph.D. The Baumgartners demonstrated that when certain chemical substances enter the bloodstream, the blood carries these substances to the hair where they become "entrapped" in the protein matrix in amounts approximately proportional to the amount ingested. The Company's patented drugs of abuse testing procedure involves direct analysis of liquefied hair samples by radioimmunoassay procedures utilizing effective reagents and antibodies. The antibodies detect the presence of a specific drug or drug metabolite in the liquefied hair sample by reacting with the drug present in the sample solution, as well as an added radioactive analog of the drug. The resulting antibody-drug complex is precipitated and analyzed. The amount of drug present in the sample is inversely proportional to the amount of radioactive analog in the precipitate. RIA positive results are then confirmed by Mass Spectrometry. Depending upon the length of head hair, the Company is able to provide historical information on drug use by the person from whom the sample was obtained. Since head hair grows approximately 1.3 centimeters per month, a 3.9 centimeter head hair sample can reflect drug ingestion over the approximate several months prior to the collection of the sample. Another testing option involves sectional analysis of the head hair sample. In this procedure, the hair is sectioned lengthwise to approximately correspond to certain time periods. Each section corresponds to a time period, which allows the Company to provide information on patterns of drug use.

Validation of the Company's Proprietary Testing Method

The process of analyzing human hair for the presence of drugs using the Company's patented method has been the subject of numerous peer-reviewed, scientific field studies. Results from the studies that have been published or accepted for publication in scientific journals are generally favorable to the Company's technology. Some of these studies were performed with the following organizations: Boston University School of Public Health; Citizens for a Better Community Court, Columbia University; Connecticut Department of Mental Health and Addictive Services; Koba Associates-DC Initiative, Harvard Cocaine Recovery Project, Hutzel Hospital, ISA Associates (Interscience America)-NIDA Workplace Study, University of California-Sleep State Organization, Maternal/Child Substance Abuse Project, Matrix Center, National Public Services Research Institute, Narcotic and Drug Research Institute, San Diego State University-Chemical Dependency Center, Spectrum Inc., Stapleford Centre (London), Task Force on Violent Crime (Cleveland, Ohio); University of Miami-Department of Psychiatry, University of Miami-Division of Neonatology, University of South Florida-Operation Par Inc., University of Washington, VA Medical Center-Georgia, U.S. Probation Parole-Santa Ana and Wayne State University. The above studies include research in the following areas: effects of prenatal drug use, treatment evaluation, workplace drug use, the criminal justice system and epidemiology. Many of the studies have been funded by the National Institute of Justice or the National Institute on Drug Abuse ("NIDA"). Several hundred research articles written by independent researchers have been published supporting the general validity and usefulness of hair analysis.

Some of the Company's customers have also completed their own testing to validate the Company's proprietary hair testing method as a prelude to utilizing the Company's services. These studies have consistently confirmed the Company's superior detection rate compared to urinalysis testing. When results based on the Company's patented hair testing method were compared to urine results in side-by-side evaluations, 4 to 10 times as many drug abusers were accurately identified by the Company's proprietary method. In addition to these studies, the Company's proprietary method is validated through the services it offers to the thousands of clients for whom it has performed testing.

In 1998, the National Institute of Justice, utilizing Psychemedics hair testing, completed a Pennsylvania Prison study where hair analysis revealed an average prison drug use level of approximately 7.9% in 1996. Comparatively, urinalysis revealed virtually no positives. After measures to curtail drug use were instituted (drug-sniffing dogs, searches and scanners), the use level fell to approximately 2% according to the results of hair analysis in 1998. Again, the urine tests showed virtually no positives. The study illustrates the usefulness of hair analysis to monitor populations and the weakness of urinalysis.

The Company has received 510k clearance from the United States Food and Drug Administration ("FDA") on all five of its assays used to test human hair for drugs of abuse. As of the date of this report, Psychemedics was the only company that has received FDA clearance for a five-drug panel test that is not restricted to head hair samples for drugs of abuse. See **Government Regulation**.

Advantages of Using the Company's Patented Method

The Company asserts that hair testing using its patented method confers substantive advantages relative to existing means of drug detection through urinalysis. Although urinalysis testing can provide accurate drug use information, the scope of the information is short-term and is generally limited to the type of drug ingested within a few days of the test. Studies published in many scientific publications have indicated that most drugs disappear from urine within a few days.

In contrast to urinalysis testing, hair testing using the Company's patented method can provide long-term historical drug use information resulting in a significantly wider "window of detection." This "window" may be several months or longer depending on the length of the hair sample. The Company's standard test offering, however, uses a 3.9 centimeter length head hair sample cut close to the scalp which measures use for approximately the previous several months.

This wider window enhances the detection efficiency of hair analysis, making it particularly useful in pre-employment testing. Hair testing not only identifies more drug users, but it may also uncover patterns and severity of drug use (information most helpful in determining the scope of an individual's involvement with drugs), while serving as a deterrent against the use of drugs. Hair testing employing the Company's patented method greatly reduces the incidence of "false negatives" associated with evasive measures typically encountered with urinalysis testing. For example, urinalysis test results are adversely impacted by excessive fluid intake prior to testing and by adulteration or substitution of the urine sample. Moreover, a drug user who abstains from use for a few days prior to urinalysis testing can usually escape detection. Hair testing is effectively free of these problems, as it cannot be thwarted by evasive measures typically encountered with urinalysis testing. Hair testing is also attractive to customers since sample collection is typically performed under close supervision yet is less intrusive and less embarrassing for test subjects.

Hair testing using the Company's patented method (with mass spectrometry confirmation) further reduces the prospects of error in conducting drug detection tests. Urinalysis testing is more susceptible to problems such as "evidentiary false positives" resulting from passive drug exposure or poppy seeds. To combat this problem, in federally mandated testing, the opiate cutoff levels for urine testing were raised 667% (from 300 to 2,000 ng/ml) on December 1, 1998 and testing for the presence of a heroin metabolite, 6-AM, was required. These requirements, however, effectively reduced the detection time frame for confirmed heroin with 6-AM in urine down to several hours post drug use. In contrast, the metabolite 6-AM is stable in hair and can be detected for months.

In the event a positive urinalysis test result is challenged, a test on a newly collected urine sample is not a viable remedy. Unless the forewarned individual continues to use drugs prior to the date of the newly collected sample, a re-test may yield a negative result when using urinalysis testing because of temporary abstinence. In contrast, when the Company's hair testing method is offered on a repeat hair sample, the individual suspected of drug use cannot as easily affect the results because historical drug use data remains locked in the hair fiber.

When compared to other hair testing methods, not only are the Company's assays cleared by the FDA, they also employ a unique patented method of enzyme digestion that the Company believes allows for the most efficient release of drugs from the hair without destroying the drugs. The Company's method of releasing drugs from hair is a key advantage and results in superior detection rates.

Disadvantages of Hair Testing

There are some disadvantages of hair testing as compared to drug detection through urinalysis. Because hair starts growing below the skin surface, drug ingestion evidence does not appear in hair above the scalp until approximately five to seven days after use.

Thus, hair testing is not suitable for determining drug presence in "for cause" testing as is done in connection with an accident investigation. It does, however, provide a drug history which can complement urinalysis information in "for cause" testing.

Currently, radioimmunoassay testing using hair samples under the Company's patented method is only practiced by Psychemedics Corporation.

The Company's prices for its tests are generally somewhat higher than prices for tests using urinalysis, but the Company believes that its superior detection rates provide more value to the customer. This pricing policy could, however, adversely impact the growth of the Company's sales volume.

Patents

In 1994, the Company was issued its first patent, U.S. Patent No. 5,324,642 (the "642 Patent") by the United States Patent and Trademark Office. This patent pertains to the Company's universal drug extraction procedure and radioimmunoassay technology for the detection of drugs in hair specimens. Some of the research on the inventions covered by the 642 Patent was conducted at the Veteran's Administration Hospital ("VA"). Therefore, the U.S. government has been granted a nonexclusive, irrevocable, royalty-free license to use the basic invention covered by the 642 Patent, for all governmental purposes. In 1995, the Company was granted a second patent pertaining to the immuno-chemical screening assay for marijuana, which is the most difficult drug to detect.

In 1996, the Company was issued its first European patent on the base hair analysis method. The Company was also issued a European patent in 1996 on another aspect of the Company's technology, related to the use of detergents to enhance the hair digestion portion of the methodology.

In October 1998, the Japanese Patent Office informed the Company that it had allowed the pending Japanese patent application containing broad claims to the Company's proprietary hair test for drugs of abuse.

In August 1999, the Canadian Patent Office issued the Company a patent containing broad claims to the Company's proprietary basic hair analysis method.

In December 1999, the Company was issued European patents related to the analysis of marijuana analyte in hair. As a result of the issuance of this patent, national patents are in effect in Germany, France, Italy, the United Kingdom and Spain.

In February 2000, a third U.S. patent was issued which extends protection to yet another aspect of the Company's methodology. This patent provides for the use of metal salt to deactivate certain reagents used in the method, thus enhancing efficiency.

In December 2001, a Japanese certificate of patent was issued related to the use of detergents in the Psychemedics hair analysis process.

In January 2002, a second Canadian patent was issued, which relates to the use of ion exchange resins in the marijuana assay.

In February 2002, a fourth U.S. patent was issued that covers the base hair analysis method and broadens considerably the scope of the original U.S. patent.

In June 2003, a fifth U.S. patent was issued which covers degradation of a keratin structure, filtering to remove particulate substances present in the digest solution that may interfere with the screen methods, and analysis of the digest to determine the identity and amount of the drug present.

A sixth U.S. patent, issued in September 2005, describes the use of biological detergents with our hair analysis methods to aid in the digestion of hair without damaging the drug analytes trapped in the original hair structure.

Certain aspects of the Company's hair analysis method are based on trade secrets owned by the Company. The Company's ability to protect the confidentiality of these trade secrets is dependent upon the Company's internal safeguards and upon the laws protecting trade secrets and unfair competition. In the event that patent protection or protection under the laws of trade secrets was not sufficient and the Company's competitors succeeded in duplicating the Company's products, the Company's business could be materially adversely affected.

Target Markets

1. Workplace

The Company focuses its primary marketing efforts on the private sector, with particular emphasis on job applicant and employee testing.

Most businesses use drug testing to screen job applicants and employees. The American Management Association (AMA) survey from 2004 indicated that 62% of surveyed firms were engaged in some form of drug testing. The prevalence of drug screening programs reflects a concern that drug use contributes to employee health problems and costs (increased absenteeism, workers' compensation claims and reduced productivity, etc.) and in certain industries, safety hazards. It has been estimated that the cost to American businesses is more than $100 billion annually.

The principal criticism of employee drug testing programs centers on the effectiveness of the testing program. Most private sector testing programs use urinalysis. Such programs are susceptible to evasive maneuvers and the inability to obtain identical repeat samples in the event of a challenged result. An industry has developed over the Internet, and through direct mail, marketing a wide variety of adulterants, dilutants, clean urine and devices to assist drug users in falsifying urine test results.

Moreover, scheduled tests such as pre-employment testing and some random testing programs provide an opportunity for many drug users to simply abstain for a few days in order to escape detection by urinalysis.

The Company presents its patented hair analysis method to potential clients as a better technology well suited to employer needs. Field studies and actual client results support the accuracy and effectiveness of the Company's patented technology and its ability to detect varying levels of drug use. This information provides an employer with greater flexibility in assessing the scope of an applicant's or an employee's drug problem.

The Company performs a confirmation test of all presumptive positive results through mass spectrometry. The use of mass spectrometry is an industry accepted practice used to confirm positive drug test results of an initial screen. In an employment setting, mass spectrometry confirmation is typically used prior to the taking of any disciplinary action against an employee. The Company offers its clients a five-drug screen with mass spectrometry confirmation of cocaine, PCP, marijuana, amphetamines (including Ecstasy), and opiates (including heroin and oxycodone).

2. Schools

The Company currently serves hundreds of schools in a majority of states and in several foreign countries as clients. The Company offers its school clients the same five-drug screen with mass spectrometry confirmation that is used with the Company's workplace testing service.

3. Parents

The Company also offers a personal drug testing service, known as "PDT-90"® , for parents concerned about drug use by their children. It allows parents to collect a small sample from their child in the privacy of the home, send it to the Company's laboratory and have it tested for drugs of abuse by the Company. The PDT-90 testing service uses the same patented method that is used with the Company's workplace testing service.

4. Research

The Company is involved in ongoing studies involving use of drugs of abuse in various populations, including the following: National Development and Research Institute; Connecticut Department of Mental Health and Addiction; Columbia University; polypharmaceuticals studies at Duke University; PREDICT programs studying outcomes of early intervention at Yale University, University of Toronto, and University of North Carolina at Chapel Hill; maternal drug use studies at The Research Institute of Addiction at SUNY, Buffalo, NY; human metabolic studies with ecstasy at the Chemistry and Drug Metabolism Section, NIDA, Baltimore, MD; studies of motivational intervention to change risky sexual behavior at Boston University; studies using P.E.T. Imaging to determine MDMA neurotoxicity; and studies of neurocognitive consequences of long term MDMA (ecstasy) use.

Sales and Marketing

The Company markets its corporate drug testing services primarily through its own sales force. Sales offices are located in several major cities in the United States in order to facilitate communications with corporate employers. The Company markets its home drug testing service, PDT-90, through the Internet and retail distributors.

Competition

The Company competes directly with numerous commercial laboratories that test for drugs primarily through urinalysis testing. Most of these laboratories, such as Laboratory Corporation of America and Quest Diagnostics, have substantially greater financial resources, market identity, marketing organizations, facilities, and numbers of personnel than the Company. The Company has been steadily increasing its base of corporate customers and believes that future success with new customers is dependent on the Company's ability to communicate the advantages of implementing a drug program utilizing the Company's patented hair analysis method.

The Company's ability to compete is also a function of pricing. The Company's prices for its tests are generally somewhat higher than prices for tests using urinalysis. However, the Company believes that its superior detection rates, coupled with the customer's ability to test less frequently due to hair testing's wider window of detection (several months versus approximately three days with urinalysis) provide more value to the customer. This pricing policy could, however, lead to slower sales growth for the Company.

Although other laboratories have begun offering hair testing, the Company is the only laboratory with FDA clearance for a five-drug panel test that is not limited to head hair samples for drugs of abuse. To date, no other laboratory engaged in hair testing has received approval or clearance from the FDA on all of its assays for the testing of both head and body hair samples (two other laboratories have either partial FDA clearance or clearance specific to head hair samples only). Additionally, several of these laboratories that purport to test hair samples use a method that the Company presumes includes the use of a form of immunoassay procedures. The Company, however, does not believe that immunoassay testing of hair samples is as effective on a commercial basis without using the Company's unique patented method, which allows for the efficient release of drugs from the hair through enzyme digestion without destroying the drugs.

Government Regulation

The Company is licensed as a clinical laboratory by the State of California as well as certain other states. All tests are performed according to the laboratory standards established by the Department of Health and Human Services, through the Clinical Laboratories Improvement Amendments ("CLIA"), and various state licensing statutes.

A substantial number of states regulate drug testing. The scope and nature of such regulations varies greatly from state to state and is subject to change from time to time. The Company addresses state law issues on an ongoing basis.

In 2000 the FDA issued regulations under the Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act") with respect to companies that market "drugs of abuse test sample collection systems". Under the regulations, companies engaged in the business of testing for drugs of abuse using a test (screening assay) not previously recognized by the FDA are required to submit their assay to the FDA for recognition prior to marketing. In addition, the laboratory performing the tests is required to be certified by a recognized agency. The regulations included a transitional period in order for companies not immediately in compliance with the proposed requirements to obtain the necessary data they needed for submission to the FDA.

By May 3, 2002, the Company had received 510k clearance to market all five of its assays.

In December 2003, the FDA issued revised draft guidance for manufacturers of drug screening tests, clarifying the FDA's position on laboratory and non-laboratory tests. The FDA indicated its intent to enforce the FDC Act. In June 2005, the FDA issued a public message confirming the need for FDA clearance of screening tests used by businesses and consumers to detect the presence of drugs of abuse.

In April 2004, the Drug Testing Advisory Board ("DTAB") of the Substance Abuse and Mental Health Services Administration ("SAMHSA") proposed a revision to the Mandatory Guidelines for use in federal workplace programs. In the Proposal, the Mandatory Guidelines would be amended so as to include hair and other specimens as permissible specimens that may be collected for federal workplace drugs-of-abuse testing. However, revised final Mandatory Guidelines have not yet been promulgated and the proposal was withdrawn from the Government Accounting Office review without comment. Should the Mandatory Guidelines be amended as contemplated by the Proposal, then the federal workplace market, previously limited to only urine testing, would be available to the Company.

Research and Development

The Company is continuously engaged in research and development activities. During the years ended December 31, 2007, 2006 and 2005, $489,007, $444,532 and $335,769, respectively, were expended for research and development. The Company continues to perform research activities to develop new products and services and to improve existing products and services utilizing the Company's proprietary technology. The Company also continues to evaluate methodologies to enhance its drug screening capabilities. Additional research using the Company's proprietary technology is being conducted by outside research organizations through government-funded studies.

Additional research has been conducted in the measurement of concentrations of marijuana by Gas Chromatography/Mass Spectrometry/Mass Spectrometry, (GC/MS/MS). This has been the most challenging, and requires the most sensitive of equipment for its accurate measurement and qualitative identification.

Research has continued on the interactions of different types of hair with drugs in the environment and from actual drug usage. This work has concentrated on assessments of various published methods for removal of externally deposited drug from hair surfaces and on methods of extraction of metabolically deposited drugs from the solid hair matrix. Some of the work has been presented at meetings of the Society of Forensic Toxicologists and the European Society of Hair Testing. A chapter on Hair Analysis by Psychemedics scientists is included in a 2006 book, *Analytical and Practical Aspects of Drug Testing in Hair,* CRC Press.

Sources and Availability of Raw Materials

Since its inception, the Company has purchased raw materials for its laboratory services from outside suppliers. The most critical of these raw materials are the radio-labeled drugs which the Company purchases from a single supplier, although other suppliers of radio-labeled drugs exist. The Company has entered into an agreement with its principal supplier to purchase certain proprietary information regarding the manufacture of such radio-labeled drugs owned by the supplier in the event that the supplier ceases to be able to supply such radio-labeled drugs to the Company.

Employees

As of December 31, 2007, the Company had 116 full-time equivalent employees, of whom three full-time employees were in research and development. None of the Company's employees is subject to a collective bargaining agreement.

ITEM 1A. RISK FACTORS

In addition to other information contained in this Form 10-K, the following risk factors should be carefully considered in evaluating Psychemedics Corporation and its business because such factors could have a significant impact on our business, operating results and financial condition. These risk factors could cause actual results to materially differ from those projected in any forward-looking statements.

Companies may develop products that compete with our products and some of these companies may be larger and better capitalized than we are.

Many of our competitors and potential competitors are larger and have greater financial resources than we do and offer a range of products broader than our products. Some of the companies with which we now compete or may compete in the future may develop more extensive research and marketing capabilities and greater technical and personnel resources than we do, and may become better positioned to compete in an evolving industry. Failure to compete successfully could harm our business and prospects.

Our results of operations are subject in part to variation in our customers' hiring practices and other factors beyond our control.

Our results of operations have been and may continue to be subject to variation in our customers' hiring practices, which in turn is dependent, to a large extent, on the general condition of the economy. Results for a particular quarter may vary due to a number of factors, including:

- economic conditions in our markets in general;
- economic conditions affecting our customers and their particular industries;
- the introduction of new products and product enhancements by us or our competitors; and
- pricing and other competitive conditions.

Our business could be harmed if we are unable to protect our proprietary technology.

We rely primarily on a combination of trade secrets, patents and trademark laws and confidentiality procedures to protect our technology. Despite these precautions, unauthorized third parties may infringe or copy portions of our technology. In addition, because patent applications in the United States are not publicly disclosed until either (1) 18 months after the application filing date or (2) the publication date of an issued patent wherein applicant(s) seek only US patent protection, applications not yet disclosed may have been filed which relate to our technology. Moreover, there is a risk that foreign intellectual property laws will not protect our intellectual property rights to the same extent as United States intellectual property laws. In the absence of significant patent protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology.

Our business could be affected by a computer or other IT System failure.

A computer or IT system failure could affect our ability to perform tests, report test results or properly bill customers. Failures could occur as a result of the standardization of our IT systems and other system conversions, telecommunications failures, malicious human acts (such as electronic break-ins or computer viruses) or natural disasters.

Our future success will depend on the continued services of our key personnel.

The loss of any of our key personnel, particularly our key sales and marketing personnel, could harm our business and prospects. Our success will also depend upon our ability to attract and retain other qualified managerial and technical personnel. We may not be able to attract and retain personnel necessary for the development of our business. We do not have any key man life insurance for any of our officers or other key personnel.

Negative conditions in the global credit markets may impair the liquidity of a portion of our investment portfolio.

Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. The short-term funding markets experienced credit issues during the second half of fiscal 2007 and continuing into the first quarter of fiscal 2008, leading to liquidity disruption in asset-backed commercial paper and failed auctions in the auction rate market. Our short-term investments include high-grade (AAA rated) auction rate securities, primarily backed by municipal bonds and student loans. If the global credit market continues to deteriorate, our investment portfolio may be impacted and we could determine that some of our investments are impaired. This could materially adversely impact our results of operations and financial condition.

We are exposed to potential risks and we will incur costs as a result of the internal control assessment and attestation process mandated by Section 404 of the Sarbanes-Oxley Act of 2002.

We have evaluated, tested and implemented internal controls over financial reporting to enable management to report on such internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002. In connection with the filing of our annual report for 2008, we are currently required to provide an auditor attestation on internal controls. The additional testing and the auditor attestation could cause us to incur significant costs, including increased accounting fees and staffing levels. While we believe that we are compliant with the management evaluation requirements of Section 404, if our independent registered public accounting firm cannot attest in a timely manner to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. We intend to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance.

Our reliance on one supplier for certain raw materials used in our testing procedures could harm our business and prospects.

Since its inception, the Company has purchased raw materials for its laboratory services from outside suppliers. The most critical of these raw materials are the radio-labeled drugs, which the Company purchases from a single supplier, although other suppliers of radio-labeled drugs exist. The Company has entered into an agreement with its principal supplier to purchase certain proprietary information regarding the manufacture of such radio-labeled drugs owned by the supplier in the event that the supplier ceases to be able to supply such radio-labeled drugs to the Company. Obtaining alternative sources of supply of the radio-labeled drugs could involve delays and other costs; however, the Company maintains a surplus supply. The failure of the Company's primary or any alternative supplier of radio-labeled drugs to provide such radio-labeled drugs at an acceptable price, or an interruption of supplies from such a supplier and the exhaustion of the Company's current supply on hand could result in lost or deferred sales. The Company was unsuccessful in the arbitration proceeding it brought against the supplier involving restrictions on the supplier's ability to sell to third parties portions of its inventory of antibodies. However, other antibody suppliers exist.

There is a risk that our insurance will not be sufficient to protect us from errors and omissions liability or other claims, or that in the future errors and omissions insurance will not be available to us at a reasonable cost, if at all.

Our business involves the risk of claims of errors and omissions and other claims inherent to our business. We maintain errors and omissions and general liability insurance subject to deductibles and exclusions. There is a risk that our insurance will not be sufficient to protect us from all such possible claims. An under-insured or uninsured claim could harm our operating results or financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The Company maintains its corporate office and northeast sales office at 125 Nagog Park, Acton, Massachusetts; the office consists of 3,971 square feet and is leased through November 2009.

The Company leases 18,000 square feet of space in Culver City, California, for laboratory purposes. This facility is leased through December 31, 2012 with an option to renew for an additional three years. The Company also leases an additional 5,400 square feet of space in Culver City, California for customer service and information technology purposes. This office space is leased through December 31, 2010 with an option to renew for an additional two years.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various suits and claims in the ordinary course of business. The Company does not believe that the disposition of any such suits or claims will have a material adverse effect on the continuing operations or financial condition of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the American Stock Exchange under the symbol "PMD". As of March 13, 2008, there were 265 record holders of the Company's common stock. The number of record owners was determined from the Company's stockholder records maintained by the Company's transfer agent and does not include beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of the Company's common stock held by others as or in nominee names exceeds 2,000.

The following table sets forth for the periods indicated the range of prices for the Company's common stock as reported by the American Stock Exchange and dividends declared by the Company.

	High	Low	Dividends
FISCAL 2006:			
First Quarter	$ 19.05	$ 13.75	$ 0.100
Second Quarter	18.05	16.25	0.125
Third Quarter	19.21	15.90	0.125
Fourth Quarter	19.49	16.60	0.125
FISCAL 2007:			
First Quarter	$ 19.25	$ 16.32	$ 0.125
Second Quarter	20.50	16.30	0.150
Third Quarter	21.05	16.72	0.150
Fourth Quarter	17.35	13.92	0.150

The Company has paid dividends over the past eleven years. It most recently declared a dividend in February 2008, which was paid in March 2008. The Company's current intention is to continue to declare dividends to the extent funds are available and not required for operating purposes or capital requirements, and only then, upon approval by the Board of Directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2007 with respect to shares of the Company's common stock that were issuable under the Company's 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan").

The table does not include information with respect to shares subject to outstanding options granted under other equity compensation plans that were no longer in effect on December 31, 2007. Footnote (2) to the table sets forth the total number of shares of common stock issuable upon the exercise of options under such expired or discontinued plans as of December 31, 2007, and the weighted average exercise price of those options. No additional options may be granted under such other expired or discontinued plans.

Plan category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities that remained available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	51,550	$0.00	191,300
Equity compensation plans not approved by security holders	-	-	-
Total	51,550	$0.00	191,300

(1) Consists of the 2006 Equity Incentive Plan.

(2) This table does not include information for the following stock option plans that were discontinued or expired prior to December 31, 2007: the Company's 1989 Non-Qualified Stock Option Plan (expired on September 22, 1999); the Company's 1989 Employee Stock Option Plan (discontinued on May 11, 2000 in connection with the adoption of the 2000 Stock Option Plan); the Company's 1991 Non-Qualified Stock Option Plan (expired on June 12, 2001) and the Company's 2000 Stock Option Plan (discontinued on May 11, 2006). As of December 31, 2007, a total of 450,034 shares of common stock were issuable upon the exercise of outstanding options under the foregoing discontinued or expired plans. The weighted average exercise price of outstanding options under all four plans is $15.63 per share. No additional options may be granted under these discontinued or expired plans.

Performance Graph


COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG PSYCHEMEDICS CORPROATION, AMEX MARKET INDEX AND RUSSELL 2000 INDEX
300.00
250.00
200.00
150.00
100.00
50.00
-
2002
2003
2004
2005
2006
2007
PSYCHEMEDICS CORPORATION
RUSSELL 2000 INDEX
AMEX COMPOSITE INDEX

	2002	2003	2004	2005	2006	2007
PSYCHEMEDICS CORPORATION	100.00	103.88	147.64	161.61	230.03	199.58
RUSSELL 2000 INDEX	100.00	145.37	170.08	175.73	205.61	199.96
AMEX COMPOSITE INDEX	100.00	142.36	173.99	213.38	249.45	292.29

(1) The above graph assumes a $100 investment on December 31, 2002, through the end of the 5-year period ended December 31, 2007 in the Company's Common Stock, the Russell 2000 Index and the AMEX Composite Index. The prices all assume the reinvestment of dividends.

(2) The Russell 2000 Index is composed of the smallest 2,000 companies in the Russell 3,000 Index. The Company has been unable to identify a peer group of companies that engage in testing of drugs of abuse, except for large pharmaceutical companies where such business is insignificant to such companies' other lines of businesses. The Company therefore uses in its proxy statements a peer index based on market capitalization.

(3) The AMEX Composite Index includes companies whose shares are traded on the American Stock Exchange.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below is derived from our financial statements and should be read in connection with those statements.

	As of and for the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except for per share data)				
Revenue	$ 24,569	$ 23,425	$ 21,389	$ 18,937	$ 15,995
Gross profit	14,677	14,056	12,576	10,448	8,370
Income from operations	7,139	7,563	6,326	4,331	1,938
Net income	4,484	4,902	4,049	2,764	1,218
Basic net income per share	0.86	0.95	0.79	0.54	0.23
Diluted net income per share	0.85	0.94	0.78	0.54	0.23
Total assets	15,561	13,261	11,145	8,434	7,267
Working capital	12,773	10,534	7,832	5,126	3,786
Shareholders' equity	13,878	11,504	8,895	6,234	5,111
Cash dividends declared per common share	$ 0.575	$ 0.475	$ 0.36	$ 0.32	$ 0.32

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the more detailed business information and financial statements and related notes that appear elsewhere in this annual report on Form 10-K. This annual report may contain certain "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1A - Risk Factors."

Overview

Psychemedics Corporation is the world's largest provider of hair testing for drugs of abuse, utilizing a patented hair analysis method involving radioimmunoassay technology and confirmation by mass spectrometry to analyze human hair to detect abused substances. The Company's customers include Fortune 500 companies, as well as small to mid-size corporations, schools and governmental entities located primarily in the United States. During the year ended December 31, 2007, the Company generated $24.6 million in revenue, while maintaining a gross margin of 60% and pre-tax margins over 30%. At December 31, 2007, the Company had $10.0 million of cash, cash equivalents and short-term investments. During 2007, the Company had operating cash flow of $4.9 million and distributed $3.0 million, or $0.575 per share of cash dividends to its shareholders. To date, the Company has paid forty-six consecutive quarterly cash dividends.

The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of total revenue:

	Year Ended December 31,		
	2007	2006	2005
Revenue	100.0%	100.0%	100.0%
Cost of revenue	40.3%	40.0%	41.2%
Gross profit	59.7%	60.0%	58.8%
Operating expenses:			
General and administrative	16.1%	14.0%	14.6%
Marketing and selling	12.5%	11.8%	13.1%
Research and development	2.0%	1.9%	1.6%
Total operating expenses	30.6%	27.7%	29.3%
Operating income	29.1%	32.3%	29.5%
Other income			
Interest income	1.7%	1.3%	0.6%
Other income	-	-	-
Total other income	1.7%	1.3%	0.6%
Income before taxes	30.8%	33.6%	30.1%
Tax provision	12.5%	12.6%	11.2%
Net income	18.2%	21.0%	18.9%

Results for the Year Ended December 31, 2007 Compared to Results for the Year Ended December 31, 2006

Revenue increased $1.2 million or 5% to $24.6 million in 2007, compared to $23.4 million in 2006. This increase was due in part to increased testing volume, which increased 4% over 2006, along with an increase of 1% in the average revenue per sample. Testing volume increased as a result of volume from new customers in 2007, while volume for existing customers decreased. Revenue included the recognition of deferred revenue relating to the sale of PDT-90 products of $0.2 million for each of the years ended December 31, 2007 and 2006.

Gross profit increased $0.6 million to $14.7 million in 2007, compared to $14.1 million in 2006. Direct costs increased by 6% from 2006 to 2007, mainly due to increased labor and associated costs. The gross profit margin remained relatively unchanged at 59.7% in 2007 compared to 60.0% in 2006.

General and administrative ("G&A") expenses were $3.9 million for the year ended December 31, 2007, compared to $3.3 million for the year ended December 31, 2006, representing an increase of 20%. As a percentage of revenue, G&A expenses were 16.1% and 14.0% for the years ended December 31, 2007 and 2006, respectively. The increase in general and administrative expenses in 2007 was due primarily to an increase in legal fees and audit fees, along with an increase in stock-based compensation, attributable to a full-year expense of stock-based awards issued in May 2006 and additional expense related to stock-based awards issued in May 2007.

Marketing and selling expenses were $3.1 million for the year ended December 31, 2007, compared to $2.8 million for the year ended December 31, 2006, an increase of 12%. The variation in marketing and selling expenses was primarily due to higher sales staffing levels, related staffing expenses and higher commissions in 2007. Total marketing and selling expenses represented 12.5% and 11.8% of revenue for the years ended December 31, 2007 and 2006, respectively.

Research and development ("R&D") expenses for 2007 were $0.5 million, compared to $0.4 million for 2006, an increase of 10%. The increased R&D expense was due to the cost of supplies for several scientific research projects. R&D expenses represented 2.0% and 1.9% of revenue for the years ended December 31, 2007 and 2006, respectively.

Other income increased $0.1 million to $0.4 million for the year ended December 31, 2007, compared to $0.3 million for the year ended December 31, 2006. Other income in both periods represented interest and dividends earned on cash equivalents and short-term investments. Higher average investment balances along with an increase in the yield on investment balances in 2007 as compared to 2006 caused the increase in interest and dividend income.

During the year ended December 31, 2007, the Company recorded a tax provision of $3.1 million, representing an effective tax rate of 40.7%. During the year ended December 31, 2006, the Company recorded a tax provision of $3.0 million, representing an effective tax rate of 37.6%. The increase in the effective tax rate from 2006 to 2007 was mainly due to an increase in the amount of state income taxes.

Results for the Year Ended December 31, 2006 Compared to Results for the Year Ended December 31, 2005

Revenue was $23.4 million in 2006, as compared to $21.4 million in 2005, representing an increase of 10%. The increase in revenue for 2006 was due to an increase in testing volume while average revenue per sample decreased slightly. The increase in testing volume for 2006 resulted from the addition of new clients during 2006, while testing volume at existing clients decreased slightly. The 2006 revenue also included the recognition of $0.2 million of deferred revenue pertaining to prior sales of the Company's PDT 90 product, which the Company continues to sell to parents who are concerned about drug abuse by their children. There was no such amount recognized in 2005.

Gross profit increased $1.5 million or 11.8% to $14.1 million in 2006, compared to $12.6 million in 2005. Gross profit margin increased to 60.0% of revenue in 2006 as compared to 58.8% of revenue in 2005. Reduced depreciation and amortization and the aforementioned $0.2 million of deferred revenue recognized in 2006 were the primary reasons for the increase, as labor and material costs remained relatively constant. Also, fixed and semi-variable direct costs were spread over a greater number of tests performed during 2006, as compared to 2005.

General and administrative expenses increased by $0.2 or 5% to $3.3 million in 2006 from $3.1 million in 2005. The increase in general and administrative expenses was due primarily to an increase in personnel expenses, business insurance and professional fees related to legal services, offset by a decrease in professional fees related to corporate governance and a decrease in bad debt expense. General and administrative expenses represented 14.0% of revenue in 2006 as compared to 14.6% of revenue in 2005.

Marketing and selling expenses were relatively constant as compared to 2005, remaining at $2.8 million in both 2006 and 2005. Marketing and selling expenses as a percentage of revenue were 11.8% and 13.1% in 2006 and 2005, respectively.

Research and development expenses increased $0.1 million or 32% to $0.4 million in 2006 from $0.3 million in 2005. The increase in research and development expenses for 2006 as compared to 2005 was due primarily to increased personnel and consulting expenses. Research and development expenses represented 1.9% and 1.6% of revenues in 2006 and 2005, respectively.

Other income increased $0.2 million to $0.3 in 2006 as compared to $0.1 million in 2005. The majority of other income for each year represented interest earned on cash equivalents and short-term investments. Interest income increased due to higher average investment balances along with an increase in the yield on investment balances. The remainder of other income represented amounts received in 2005 as part of the favorable resolution in late 2003 of a court case involving a collector of hair samples.

During 2006, the Company recorded a tax provision of $3.0 million, reflecting an effective tax rate of 37.6%, as compared with an effective tax rate of 37.2% in 2005. The slight increase in effective tax rates for 2006 compared to 2005 was due to increased state income taxes.

Liquidity and Capital Resources

At December 31, 2007, the Company had $10.0 million of cash, cash equivalents and short-term investments, compared to $7.9 million at December 31, 2006. The Company's operating activities generated net cash of $4.9 million in 2007, $4.6 million in 2006 and $4.3 million in 2005. Investing activities used $0.6 million in 2007, $1.4 million in 2006 and $2.8 million in 2005. Financing activities used $2.3 million in 2007, $2.4 million in 2006 and $1.4 million in 2005.

Operating cash flow of $4.9 million in 2007 primarily reflected net income of $4.5 million adjusted for depreciation and amortization of $0.3 million, stock compensation expense of $0.2 million and a decrease in prepaid expenses of $0.3 million, offset by an increase in accounts receivable of $0.4 million. Operating cash flow in 2006 of $4.6 million consisted of $4.9 million in net income, adjusted for depreciation and amortization of $0.3 million, stock compensation expense of $0.1 million, offset by an increase in prepaid expenses of $0.4 million and an increase in accrued expenses of $0.4 million. Operating cash flow in 2005 principally reflected net income of $4.0 million adjusted for depreciation and amortization of $0.4 million offset primarily by a decrease of $0.2 million in accounts payable and an increase of $0.1 million in prepaid expenses and other assets.

Investing cash flow principally reflected the purchase and redemption of short-term investments and capital expenditures. During 2007 the Company purchased a net of $0.2 million in short-term investments, while in 2006 the Company purchased $1.1 million and in 2005 we purchased $2.6 million. Capital expenditures were $0.4 million, $0.3 million and $0.3 million in 2007, 2006 and 2005, respectively. The expenditures related principally to new equipment, including laboratory and computer equipment. The Company currently plans to make capital expenditures of approximately $1.0 million in 2008, primarily in connection with the purchase of additional laboratory and computer equipment. The Company believes that within the next two to five years it may be required to expand its existing laboratory or develop a second laboratory, the cost of which is currently believed to range from $2 million to $5 million, which the Company expects to fund primarily through its operating cash flows.

During the third quarter of 2007, the Company repurchased 2,400 shares for treasury. There were no share repurchases made in either 2006 or 2005. The Company has authorized 500,000 shares for repurchase since June of 1998, of which 468,751 shares have been repurchased. The Company distributed $3.0 million, $2.5 million and $1.9 million of cash dividends to its shareholders in 2007, 2006 and 2005, respectively.

At December 31, 2007, the Company's principal sources of liquidity included approximately $10.0 million of cash, cash equivalents and short-term investments. Management currently believes that such funds, together with future operating profits, should be adequate to fund anticipated working capital requirements and capital expenditures in the near term. Depending upon the Company's results of operations, its future capital needs and available marketing opportunities, the Company may use various financing sources to raise additional funds. Such sources could include joint ventures, issuance of common stock or debt financing, although there is no assurance that such financings will be available to the Company on terms it deems acceptable, if at all. At December 31, 2007, the Company had no long-term debt.

The Company has paid dividends over the past eleven years. It most recently declared a dividend in February 2008, which was paid in March 2008 and amounted to $784,340. The Company's current intention is to continue to declare dividends to the extent funds are available and not required for operating purposes or capital requirements, and only then, upon approval by the Board of Directors. There can be no assurance that in the future the Company will declare dividends.

Contractual obligations as of December 31, 2007 were as follows:

	Payments Due By Period				
Contractual Obligation	Less Than 1 Year	1 – 3 Years	3 – 5 Years	Greater Than 5 Years	Total
	(Amounts in thousands)				
Operating leases	$ 516	$ 987	$ 603	$ -	$ 2,106
Purchase commitment	606	-	-	-	606
Total	$ 1,122	$ 987	$ 603	$ -	$ 2,712

Purchase Commitment

The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier at prices based upon prior year purchase levels. Purchases amounted to $587,964 in 2007, $543,832 in 2006 and $494,302 in 2005. The Company expects to purchase approximately $606,000 in 2008. In exchange for exclusivity, the supplier has provided the Company with the right to purchase the isotope technology at fair market value under certain conditions, including the failure to meet the Company's purchase commitments. This agreement does not include a fixed termination date; however, it is cancelable upon mutual agreement by both parties or six months after termination notice by the Company of its intent to use a different technology in connection with its drug testing procedures.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 to the financial statements included in Item 8 of this Form 10-K. Management believes the most critical accounting policies are as follows:

Revenue Recognition

The Company is in the business of performing drug testing and reporting the results thereof. The Company's drug testing services include training for collection of samples and storage of positive samples for its customers for an agreed-upon fee per unit tested of samples. The revenues are recognized when the predominant deliverable, drug testing, is provided and reported to the customer.

In 2003, the Company adopted Emerging Issue Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, which was effective for all transactions entered into subsequent to June 15, 2003. The Company applied the consensus reached under EITF 00-21 and concluded that the testing, training and storage elements are considered one unit of accounting for revenue recognition purposes as the training and storage costs are de minimis and do not have stand-alone value to the customer. The Company has concluded that the predominant deliverable in the arrangement is the testing of the units and has recognized revenue as that service is performed and reported to the customer.

The Company also provides expert testimony, when and if necessary, to support the results of the tests, which is generally billed separately and recognized as the services are provided.

Deferred revenue represents payments received in advance of the performance of drug testing procedures, generally in relation to the personal drug testing kits PDT-90. Deferred revenue is recognized as revenue when the underlying test results are delivered. With respect to a portion of these transactions, there may be instances where the customer ultimately does not require performance. Revenue is then recognized when the Company can reasonably, reliably and objectively determine that it is remote that performance will be required for an estimable portion of transactions. The Company recorded $189,628 and $244,000 of revenue in the results of operations for the years ended December 31, 2007 and 2006 related to test kits that were sold for which the Company's obligations to provide service were deemed remote. No such amounts were recorded in 2005.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including bad debts and income taxes, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectibility of its customer accounts. Management reviews its accounts receivable aging for doubtful accounts and specifically identifies accounts that may not be collectible. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. Bad debt expense has been within management's expectations.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the Company to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

The Company had net deferred tax assets in the amount of $660,818 at December 31, 2007, which the Company believes are fully realizable based upon expected future taxable income, which the Company's believes is reasonably attainable in light of previous operating results during the past three years.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies) accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on an audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

The Company adopted the provisions of FIN 48, effective January 1, 2007, without material effect in the financial statements. The Company's evaluation was performed for the tax years ended December 31, 2003, 2004, 2005 and 2006, the tax years which remained subject to examination by major tax jurisdictions as of January 1, 2007.

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimated taxes payable in the accompanying financial statements. Interest and penalties related to income tax matters are recognized as a general and administrative expense. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2007 and 2006. The Company does not expect the unrecognized tax benefits to change significantly over the next twelve months.

The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in fiscal 2008. In February 2008, the FASB issued Staff Position No. FAS 157-2 ("FSP 157-2") that defers the effective date of applying the provisions of SFAS 157 to the fair value measurement of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15,2008. The Company is currently evaluating the effect that the adoption of SFAS

157 and FSP 157-2 will have on its results of operations and financial condition but does not expect it to have a material impact.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159") including an amendment of FASB Statement No. 115. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning in the first quarter of 2008, although earlier adoption is permitted. The Company is currently assessing the impact of SFAS 159 but does not presently anticipate it will have a material impact on the Company's results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised), *Business Combinations* ("SFAS 141(R)). The statement retains the fundamental requirements of SFAS No. 141, but requires the recognition of all assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. It also requires the recognition of assets acquired and liabilities assumed arising from contractual contingencies at their acquisition date fair values. Additionally, SFAS No. 141(R) supersedes FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method*, which required research and development assets acquired in a business combination that have no alternative future use to be measured at their fair values and expensed at the acquisition date. SFAS No. 141(R) now requires that purchased research and development be recognized as an intangible asset. The Company is required to adopt SFAS No. 141(R) prospectively for any acquisition on or after January 1, 2009 and is currently evaluating the impact this new standard will have on the Company's future results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, *Non-Controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51* ("SFAS 160") which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of SFAS 160 will have on the Company's future results of operations and financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates. The Company does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Sensitivity. The Company maintains cash and cash equivalents which consist of cash, money market funds and certificates of deposit with financial institutions. Due to the conservative nature and relatively short duration of our cash and cash equivalents, interest rate risk is mitigated.

Our short-term investments consist of high-grade (AAA rated) Taxable Auction Rate Preferred, 7 and 28 day Dutch auction securities and government obligations. The Dutch auction process rests the applicable interest rates at prescribed calendar intervals and is intended to provide liquidity to the holders of auction rate securities by matching buyers and sellers in a market context, enabling the holders to gain immediate liquidity by selling such securities at par, or rolling over their investment. If there is an imbalance between buyers and sellers, there is a risk of a failed auction. Due to recent credit issues experienced by short-term funding markets, some of these securities have failed at auction subsequent to December 31, 2007. An auction failure is not a default, and in some cases it could reset the applicable interest rates to a higher rate as outlined by the security. We do not currently intend to liquidate these investments at below par value or prior to a reset date. However, if the global credit market continues to deteriorate, we could determine that some of our investments are impaired. We will assess the fair value of these securities at the end of each quarter to determine if an impairment charge may be required. Based on our ability to access our cash and cash equivalents, our expected operating cash flows and our other sources of cash, we do not anticipate that any lack of liquidity related to these securities will materially affect our ability to operate our business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Psychemedics Corporation
Acton, Massachusetts:

We have audited the accompanying balance sheets of Psychemedics Corporation as of December 31, 2007 and 2006 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Psychemedics Corporation at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 of the financial statements, the Company adopted the provision of the FASB issued Interpretation No. 48 *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007.

/s/ BDO Seidman, LLP

Boston, Massachusetts
March 24, 2008

PSYCHEMEDICS CORPORATION
BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,096,734	$ 4,180,235
Short-term investments	3,875,000	3,683,192
Accounts receivable, net of allowance of $235,337 in 2007 and $333,281 in 2006	3,555,342	3,196,384
Prepaid expenses and other current assets	498,919	818,693
Deferred tax assets	429,472	412,486
Total current assets	14,455,467	12,290,990
Property and equipment, net		
Computer software	1,205,840	1,205,840
Office furniture and equipment	2,146,269	2,021,991
Laboratory equipment	6,545,889	6,254,228
Leasehold improvements	894,659	894,659
	10,792,657	10,376,718
Less – Accumulated depreciation and amortization	(9,977,315)	(9,630,190)
	815,342	746,528
Deferred tax asset	231,346	183,555
Other assets	58,613	39,830
Total assets	$ 15,560,768	$ 13,260,903
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 488,640	$ 499,420
Accrued expenses	951,242	865,575
Deferred revenue	242,955	392,403
Total current liabilities	1,682,837	1,757,398
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Preferred stock, $0.005 par value; 872,521 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.005 par value; 50,000,000 shares authorized, 5,811,982 shares issued in 2007 and 5,756,044 shares issued in 2006	29,060	28,780
Paid-in capital	26,539,764	25,609,800
Treasury stock, at cost, 586,197 shares in 2007 and 583,797 shares in 2006	(9,163,624)	(9,122,691)
Accumulated deficit	(3,527,269)	(5,012,384)
Total shareholders' equity	13,877,931	11,503,505
Total liabilities and shareholders' equity	$ 15,560,768	$ 13,260,903

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	**2006**	**2005**
Revenue	$ 24,568,824	$ 23,425,090	$ 21,388,513
Cost of revenue	9,892,226	9,369,257	8,812,186
Gross profit	14,676,598	14,055,833	12,576,327
Operating expenses:			
General and administrative	3,948,642	3,278,826	3,122,579
Marketing and selling	3,099,909	2,769,310	2,791,670
Research and development	489,007	444,532	335,769
Total operating expenses	7,537,558	6,492,668	6,250,018
Operating income	7,139,040	7,563,165	6,326,309
Other income			
Interest income	416,647	294,036	120,954
Other income	-	-	1,250
Total other income	416,647	294,036	122,204
Income before taxes	7,555,687	7,857,201	6,448,513
Tax provision	3,072,000	2,955,000	2,400,000
Net income	$ 4,483,687	$ 4,902,201	$ 4,048,513
Basic net income per share	$ 0.86	$ 0.95	$ 0.79
Diluted income per share	$ 0.85	$ 0.94	$ 0.78
Dividends declared per share	$ 0.575	$ 0.475	$ 0.36
Weighted average common shares outstanding, basic	5,205,032	5,170,258	5,156,686
Weighted average common shares outstanding, diluted	5,301,620	5,240,155	5,167,215

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock			Treasury Stock			
	Shares	$0.005 Par Value	Paid-In Capital	Shares	Cost	Accumulated Deficit	Total
BALANCE, December 31, 2004	5,710,704	$ 28,554	$ 24,978,039	583,797	$ (9,122,691)	$ (9,649,853)	$ 6,234,049
Exercise of stock options	40,190	200	468,742	-	-		468,942
Cash dividends declared ($0.36 per share)	-	-	-	-	-	(1,856,940)	(1,856,940)
Net income	-	-	-	-	-	4,048,513	4,048,513
BALANCE, December 31, 2005	5,750,894	28,754	25,446,781	583,797	(9,122,691)	(7,458,280)	8,894,564
Exercise of stock options	5,150	26	69,057	-	-	-	69,083
Stock compensation expense	-	-	93,962	-	-	-	93,962
Cash dividends declared ($0.475 per share)	-	-	-	-	-	(2,456,305)	(2,456,305)
Net income	-	-	-	-	-	4,902,201	4,902,201
BALANCE, December 31, 2006	5,756,044	28,780	25,609,800	583,797	(9,122,691)	(5,012,384)	11,503,505
Exercise of stock options	50,479	253	691,564	-	-	-	691,817
Vested shares issued	5,459	27	(27)				-
Stock compensation expense	-	-	238,427	-	-	-	238,427
Acquisition of treasury stock				2,400	(40,933)		(40,933)
Cash dividends declared ($0.60 per share)	-	-	-	-	-	(2,998,572)	(2,998,572)
Net income	-	-	-	-	-	4,483,687	4,483,687
BALANCE, December 31, 2007	5,811,982	$ 29,060	$ 26,539,764	586,197	$ (9,163,624)	$ (3,527,269)	$ 13,877,931

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,483,687	$ 4,902,201	$4,048,513
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	347,125	287,443	408,972
Deferred income taxes	(64,777)	170,000	(69,706)
Stock compensation expense	238,427	93,962	-
Changes in operating assets and liabilities:			
Accounts receivable	(358,958)	75,894	17,585
Prepaid expenses and other assets	319,774	(431,267)	(141,054)
Accounts payable	(10,780)	131,885	(186,679)
Accrued expenses	85,667	(426,682)	134,517
Deferred revenue	(149,448)	(198,267)	103,037
Net cash provided by operating activities	4,890,717	4,605,169	4,315,185
CASH FLOWS FROM INVESTING ACTIVITIES:			
Redemptions of short-term investments	3,500,055	-	-
Purchases of short-term investments	(3,691,863)	(1,133,192)	(2,550,000)
Decrease (increase) in other long-term assets	(18,783)	-	4,298
Purchases of property and equipment	(415,939)	(257,039)	(289,144)
Net cash used in investing activities	(626,530)	(1,390,231)	(2,834,846)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(2,998,572)	(2,456,305)	(1,856,940)
Proceeds from employee stock plans and stock option exercises	665,221	8,983	35,503
Acquisition of treasury stock	(40,933)	-	-
Tax benefit associated with exercise of options	26,596	60,100	433,439
Net cash used in financing activities	(2,347,688)	(2,387,222)	(1,387,998)
Net increase in cash and cash equivalents	1,916,499	827,716	92,341
CASH AND CASH EQUIVALENTS, beginning of year	4,180,235	3,352,519	3,260,178
CASH AND CASH EQUIVALENTS, end of year	$ 6,096,734	$ 4,180,235	$ 3,352,519
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for income taxes	$ 2,781,023	$ 3,244,599	$ 2,361,860
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Retirement of fully depreciated fixed assets	$ -	$ -	$ 130,297
Issuance of restricted stock awards	$ 27	$ -	$ -

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. Nature of Business and Basis of Presentation

Psychemedics Corporation is the world's largest provider of hair testing for drugs of abuse, utilizing a patented hair analysis method involving radioimmunoassay technology and confirmation by mass spectrometry to analyze human hair to detect abused substances. The Company's customers include Fortune 500 companies, as well as small to mid-size corporations, schools and governmental entities located primarily in the United States.

2. Summary of Significant Accounting Policies

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties similar to those of other companies, such as those associated with the continued expansion of the Company's sales and marketing network, development of markets for new products and services offered by the Company, the economic health of principal customers of the Company, financial and operational risks associated with possible expansion of testing facilities used by the Company, government regulation (including, but not limited to, Food and Drug Administration regulations), competition and general economic conditions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including bad debts and income taxes, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market accounts and certificates of deposit with financial institutions at December 31, 2007 and 2006.

The Company maintains a short-term investment portfolio consisting principally of Taxable Auction Rate Preferred, 7 and 28 day Dutch Auction securities and government obligations. The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). Under SFAS 115, investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost, which approximates fair market value. All short-term investments were classified as held-to-maturity at December 31, 2007 and 2006. The Company does not use derivative financial instruments for speculative or trading purposes.

Inventory

The Company expenses all consumables such as chemicals and antibodies as they are purchased.

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets, using the straight-line method. Repair and maintenance costs are expensed as incurred. The estimated useful lives of the assets are as follows:

Computer software	5 years
Office furniture and equipment	3 to 7 years
Laboratory equipment	5 to 7 years
Leasehold improvements	Lesser of term of lease or estimated useful life

The Company recorded depreciation and amortization related to property and equipment of $347,125, $287,443 and $373,571 in 2007, 2006 and 2005, respectively.

Other Assets

Other assets primarily consist of capitalized legal costs relating to patent applications. The Company amortizes these costs over 10 years from the date of grant of the applicable patent. The Company recorded no amortization in 2007 or 2006, and amortization of $35,401 in 2005. As of December 31, 2007 the Company had capitalized legal costs relating to an outstanding patent application of $18,973. There were no outstanding patent applications as of December 31, 2006. The Company's issued patents, with an original cost of $517,587, were fully amortized as of December 31, 2007 and 2006.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company believes that the carrying value of its long-lived assets is fully realizable at December 31, 2007.

Revenue Recognition

The Company is in the business of performing drug testing services and reporting the results thereof. The Company's drug testing services include training for collection of samples and storage of positive samples for its customers for an agreed-upon fee per unit tested of samples. The revenues are recognized when the predominant deliverable, drug testing, is provided and reported to the customer.

In 2003, the Company adopted Emerging Issue Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, which was effective for all transactions entered into subsequent to June 15, 2003. The Company applied the consensus reached under EITF 00-21 and concluded that the testing, training and storage elements are considered one unit of accounting for revenue recognition purposes as the training and storage costs are de minimis and do not have stand-alone value to the customer. The Company has concluded that the predominant deliverable in the arrangement is the testing of the units and has recognized revenue as that service is performed and reported to the customer.

The Company also provides expert testimony, when and if necessary, to support the results of the tests, which is generally billed separately and recognized as the services are provided.

2. Summary of Significant Accounting Policies (Continued)

Deferred revenue represents payments received in advance of the performance of drug testing procedures, generally in relation to the personal drug testing kits PDT-90. Deferred revenue is recognized as revenue when the underlying test results are delivered. With respect to a portion of these transactions, there may be instances where the customer ultimately does not require performance. Revenue is then recognized when the Company can reasonably, reliably and objectively determine that it is remote that performance will be required for an estimable portion of transactions. The Company recorded $189,628 and $244,000 of revenue in the results of operations for the years ended December 31, 2007 and 2006 related to test kits that were sold for which the Company's obligations to provide service were deemed remote. No such amounts were recorded in 2005.

At December 31, 2007 and 2006, the Company had deferred revenue of approximately $243,000 and $392,000, respectively, reflecting sales of its personal drug testing service for which the performance of the related test had not yet occurred and future obligations were not deemed remote.

Research and Development Expenses

The Company charges all research and development expenses to operations as incurred.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the Company to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

The Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), on January 1, 2007, as described in Note 5. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. The adoption of FIN 48 did not have a material effect on the Company's financial position or results of operations.

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. The Company does not require collateral.

2. Summary of Significant Accounting Policies (Continued)

Our short-term investments consist of high-grade (AAA rated) Taxable Auction Rate Preferred, 7 and 28 day Dutch auction securities and government obligations. The Dutch auction process rests the applicable interest rates at prescribed calendar intervals and is intended to provide liquidity to the holders of auction rate securities by matching buyers and sellers in a market context, enabling the holders to gain immediate liquidity by selling such securities at par, or rolling over their investment. If there is an imbalance between buyers and sellers, there is a risk of a failed auction. Due to recent credit issues experienced by short-term funding markets, some of these securities have failed at auction subsequent to December 31, 2007. An auction failure is not a default, and in some cases it could reset the applicable interest rates to a higher rate as outlined by the security. We do not currently intend to liquidate these investments at below par value or prior to a reset date. However, if the global credit market continues to deteriorate, we could determine that some of our investments are impaired. We will assess the fair value of these securities at the end of each quarter to determine if an impairment charge may be required. Based on our ability to access our cash and cash equivalents, our expected operating cash flows and our other sources of cash, we do not anticipate that any lack of liquidity related to these securities will materially affect our ability to operate our business.

Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's comprehensive income is the same as its reported net income for the years ended December 31, 2007, 2006 and 2005.

Stock-Based Compensation

The Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment*, (SFAS 123R) effective January 1, 2006. SFAS 123R requires the recognition of the fair value of stock-based compensation as a charge against earnings. The Company recognizes stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. Based on the provisions of SFAS 123R, the Company's stock-based compensation is accounted for as equity instruments. Prior to January 1, 2006, the Company followed Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for stock-based compensation. The Company elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption, as well as to the future vesting of awards granted and not vested as of the date of adoption. Prior period amounts have not been restated.

Under the provisions of SFAS 123R, the Company recorded $238,427 and $93,962 of stock-based compensation in the accompanying statements of income for the years ended December 31, 2007 and 2006, respectively.

SFAS 123R requires the measurement of compensation cost at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. The Company has computed the value of options using the Black-Scholes option pricing model.

2. Summary of Significant Accounting Policies (Continued)

The following table details the effect on net income for the year ended December 31, 2005 had share-based compensation expense been recorded as provided under SFAS 123:

	2005
Net income, as reported	$ 4,048,513
Less: Total stock-based compensation cost determined under the fair value based method for all employee awards	(947,997)
Pro forma net income	$ 3,100,516
Net income per share:	
Basic, as reported	$ 0.79
Diluted, as reported	$ 0.78
Basic, pro forma	$ 0.60
Diluted, pro forma	$ 0.60

The assumptions used and the weighted average information are as follows:

	2005
Risk-free interest rates range	3.8%
Expected dividend yield range	2.3%
Expected lives	5 years
Expected volatility range	30.09%

The weighted average grant date fair value of options granted in 2005 was $3.76 per share. All options were granted with an exercise price equal to the market price of the Company's common stock at the date of grant.

See Note 7 for additional information relating to the Company's stock plans and the adoption of SFAS No. 123R.

Basic and Diluted Net Income per Share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. The number of dilutive common stock equivalents outstanding during the period has been determined in accordance with the treasury-stock method. Common equivalent shares consist of common stock issuable upon the exercise of outstanding options and the unvested portion of stock unit awards ("SUAs").

2. Summary of Significant Accounting Policies (Continued)

Basic and diluted weighted average common shares outstanding are as follows:

	2007	2006	2005
Weighted average common shares outstanding	5,205,032	5,170,258	5,156,686
Dilutive common equivalent shares	96,588	69,897	10,529
Weighted average common shares outstanding, assuming dilution	5,301,620	5,240,155	5,167,215

For the years ending December 31, 2007, 2006, and 2005, options to purchase 140,647, 183,419, and 494,508 common shares, respectively, were outstanding but not included in the dilutive common equivalent share calculation as their effect would have been antidilutive.

Financial Instruments

Financial instruments principally consist of cash equivalents, accounts receivable and accounts payable. The estimated fair values of these financial instruments approximate their carrying values due to their short-term nature.

Segment Reporting

The Company manages its operations as one segment, drug testing services. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. Substantially all of the Company's revenues are generated in the United States. All of the Company's assets are located in the United States.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in fiscal 2008. In February 2008, the FASB issued Staff Position No. FAS 157-2 ("FSP 157-2") that defers the effective date of applying the provisions of SFAS 157 to the fair value measurement of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 and FSP 157-2 will have on its results of operations and financial condition but does not expect it to have a material impact.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159") including an amendment of FASB Statement No. 115. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning in the first quarter of 2008, although earlier adoption is permitted. The Company is currently assessing the impact of SFAS 159 but does not presently anticipate it will have a material impact on the Company's results of operations and financial condition.

2. Summary of Significant Accounting Policies (Continued)

In December 2007, the FASB issued SFAS No. 141 (revised), *Business Combinations* ("SFAS 141(R)). The statement retains the fundamental requirements of SFAS No. 141, but requires the recognition of all assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. It also requires the recognition of assets acquired and liabilities assumed arising from contractual contingencies at their acquisition date fair values. Additionally, SFAS No. 141(R) supersedes FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* which required research and development assets acquired in a business combination that have no alternative future use to be measured at their fair values and expensed at the acquisition date. SFAS No. 141(R) now requires that purchased research and development be recognized as an intangible asset. The Company is required to adopt SFAS No. 141(R) prospectively for any acquisition on or after January 1, 2009 and is currently evaluating the impact this new standard will have on the Company's future results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, *Non-Controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51* ("SFAS 160") which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of SFAS 160 will have on the Company's future results of operations and financial condition.

3. Accounts Receivable

The Company maintains an allowance for uncollectible accounts receivable based on management's assessment of the collectability of its customer accounts by reviewing customer payment patterns and other relevant factors. The Company reviews the adequacy of the allowance for uncollectible accounts on a quarterly basis and adjusts the balance as determined necessary.

	2007	2006	2005
Balance, beginning of period	$ 333,281	$ 461,282	$ 483,230
Provision for doubtful accounts	(50,000)	(70,000)	-
Write-offs	(47,944)	(58,001)	(21,948)
Balance, end of period	$ 235,337	$ 333,281	$ 461,282

4. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2007	2006
Accrued payroll and employee benefits	$ 578,075	$ 740,544
Accrued income taxes	16,925	-
Other accrued expenses	356,242	125,031
	$ 951,242	$ 865,575

5. Income Taxes

The income tax provision consists of the following:

	2007	2006	2005
Current -			
Federal	$ 2,418,988	$ 2,402,763	$ 2,208,356
State	717,789	371,683	286,318
	3,136,777	2,774,446	2,494,674
Deferred -			
Federal	(55,514)	156,395	(83,808)
State	(9,263)	24,159	(10,866)
	(64,777)	180,554	(94,674)
	$ 3,072,000	$ 2,955,000	$ 2,400,000

A reconciliation of the effective rate with the federal statutory rate is as follows:

	2007	2006	2005
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	6.4	3.3	2.8
Permanent differences	0.3	0.3	0.4
Effective tax rate	40.7%	37.6%	37.2%

The components of the net deferred tax assets included in the accompanying balance sheets are as follows at December 31:

	2007	2006
Deferred tax assets:		
Deferred revenue	$ 96,406	$ 146,341
Stock-based compensation	121,075	30,403
Allowance for doubtful accounts	93,384	124,292
Excess of book over tax depreciation and amortization	231,346	183,555
Accrued expenses	124,524	106,922
Other	32,628	39,631
	699,363	631,144
Deferred tax liabilities:		
Prepaid expenses	38,545	35,103
	$ 660,818	$ 596,041

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.* FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies) accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on an audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

5. Income Taxes (Continued)

The Company adopted the provisions of FIN 48, effective January 1, 2007, without material effect in the financial statements. The Company's evaluation was performed for the tax years ended December 31, 2003, 2004, 2005 and 2006, the tax years which remained subject to examination by major tax jurisdictions as of January 1, 2007.

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimated taxes payable in the accompanying financial statements. Interest and penalties related to income tax matters are recognized as a general and administrative expense. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2007 and 2006. The Company does not expect the unrecognized tax benefits to change significantly over the next twelve months.

6. Preferred Stock

The Board of Directors has the authority to designate authorized preferred shares in one or more series and to fix the relative rights and preferences without vote or action by the stockholders. The Board of Directors has no present plans to designate or issue any shares of preferred stock.

7. Stock-Based Awards

On March 22, 2006 the Company adopted a new stock-based plan (the "2006 Equity Incentive Plan") for officers, directors, employees and consultants, which was approved by the Company's shareholders at the 2006 Annual Shareholders' meeting. The 2006 Equity Incentive Plan provides for grants of options with terms of up to ten years, grants of restricted stock, issuances of stock bonuses or grants other stock-based awards, covering up to 250,000 shares of common stock. As of December 31, 2007, 191,300 shares remained available for grant under the 2006 Equity Incentive Plan.

The Company granted 26,700 SUAs to certain members of management and its directors on May 11, 2006. The fair value of the SUAs was $16.70 per share, which was the closing price of the Company's stock on May 11, 2006. The SUAs vest over a period of two to four years and are convertible into an equivalent number of shares of the Company's common stock provided that the awardee remains continuously employed throughout the vesting periods. Of these 26,700 units, 2,000 were cancelled upon employee termination, 1,950 units vested and were issued on April 30, 2007 and 5,200 units vested and were issued, net of tax withholdings, on May 11, 2007.

On May 10, 2007 the Company granted 34,000 SUA's to certain members of management and its directors. The fair value of the SUAs was $18.41 per share, which was the closing price of the Company's stock on May 10, 2007. The SUAs vest over a period of two to four years and are convertible into an equivalent number of shares of the Company's common stock provided that the awardee remains continuously employed throughout the vesting periods.

The Company also has stock option plans that have expired or have been terminated, but shares can be issued upon exercise of outstanding options that were granted prior to such expiration or termination. No additional grants of options or other stock-based awards may be made under such expired or terminated plans. Activity for these plans is included in this footnote. Options granted under the plans consisted of both non-qualified and incentive stock options and were granted in each case at a price that was not less than the fair market value of the common stock at the date of grant. These options generally have lives of ten years and vest either immediately or over periods up to four years.

7. Stock-Based Awards (Continued)

A summary of stock option activity for the Company's expired stock option plans is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (1)
Outstanding, December 31, 2004	403,420	17.23		
Granted	241,850	14.40		
Exercised	(44,548)	11.02		
Terminated	(43,776)	22.47		
Outstanding, December 31, 2005	556,946	16.09		
Granted	-	-		
Exercised	(5,150)	11.67		
Terminated	(23,938)	23.47		
Outstanding, December 31, 2006	527,858	$15.79		
Granted	-	-		
Exercised	(50,479)	13.79		
Terminated	(27,345)	20.65		
Outstanding, December 31, 2007	450,034	$15.63	5.0 years	$ 737,274
Exercisable, December 31, 2007	450,034	$15.63	5.0 years	$ 737,274
Available for grant, December 31, 2007	-			

(1) The aggregate intrinsic value on this table was calculated based on the amount, if any, by which the closing market value of the Company's stock on December 31, 2007 ($16.05) exceeded the exercise price of the underlying options, multiplied by the number of shares subject to each option.

The total intrinsic value of stock options exercised, calculated based on the amount by which the market value of the Company's stock at the time of exercise exceeded the exercise price, was $212,071, $86,520 and $114,213 for the years 2007, 2006 and 2005, respectively.

A summary of activity for SUAs under the Company's 2006 Equity Incentive Plan is as follows:

	Number of Shares	Aggregate Intrinsic Value (2)
Outstanding, December 31, 2005	-	
Granted	26,700	
Vested	-	
Terminated	-	
Outstanding, December 31, 2006	26,700	
Granted	34,000	
Converted to common stock	(7,150)	
Terminated	(2,000)	
Outstanding, December 31, 2007	51,550	$ 827,378
Available for grant, December 31, 2007	191,300	

(2) The aggregate intrinsic value on this table was calculated based on the closing market value of the Company's stock on December 31, 2007 ($16.05).

7. Stock-Based Awards (Continued)

As of December 31, 2007, a total of 692,884 shares of common stock were reserved for issuance under the various stock option and stock-based plans. As of December 31, 2007, the unamortized fair value of awards relating to SUAs was $725,350.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
$8.18 – 11.85	48,288	6.06	$10.80	48,288	$10.80
13.60 – 20.24	386,296	5.00	16.02	386,296	16.02
20.52 – 22.36	15,450	1.54	21.13	15,450	21.13
	450,034	4.99	$15.63	450,034	$15.63

8. Employee Benefit Plan

The Psychemedics Corporation 401(k) Savings and Retirement Plan (the 401(k) Plan) is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. All employees over the age of 21 who have completed one year of service are eligible to make pre-tax contributions up to a specified percentage of their compensation. Under the 401(k) Plan, the Company may, but is not obligated to, match a portion of the employees' contributions up to a defined maximum. Matching contributions of $118,141, $118,101 and $98,289 were made in the years ended December 31, 2007, 2006 and 2005, respectively.

9. Royalty Agreements

The Company has a royalty-free license from its founder, which was received in a fair market value exchange in connection with the formation of the Company, for the proprietary rights to certain patented hair analysis technology used by the Company in its drug testing services. The Company has two agreements to sublicense its technology, which have not generated significant royalties to date.

10. Commitments and Contingencies

Commitments

The Company leases certain of its facilities and equipment under operating lease agreements expiring on various dates through December 2012. Total minimum lease payments, including scheduled increases, are charged to operations on the straight-line basis over the life of the respective lease. Rent expense was approximately $501,000, $506,000 and $467,000 in 2007, 2006 and 2005, respectively.

10. Commitments and Contingencies (Continued)

At December 31, 2007, minimum commitments remaining under lease agreements were approximately as follows:

Years Ending December 31:	Amount
2008	$ 516,000
2009	532,000
2010	455,000
2011	314,000
2012	289,000
	$ 2,106,000

Purchase Commitment

The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier in exchange for variable annual payments based upon prior year purchases. Purchases amounted to $587,964 in 2007, $543,832 in 2006 and $494,302 in 2005. The Company expects to purchase approximately $606,000 in 2008. In exchange for exclusivity, the supplier has provided the Company with the right to purchase the isotope technology at fair market value under certain conditions, including the failure to meet the Company's purchase commitments. This agreement does not include a fixed termination date, however, it is cancelable upon mutual agreement by both parties or six months after termination notice by the Company of its intent to use a different technology in connection with its drug testing procedures.

Contingencies

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. The Company believes that although there can be no assurance as to the disposition of these proceedings, based upon information available to the Company at this time, the expected outcome of these matters would not have a material impact on the Company's results of operations or financial condition.

11. Selected Quarterly Financial Data (Unaudited)

The following are selected quarterly financial data for the years ended December 31, 2007 and 2006:

	Quarter Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues	$ 5,716,606	$ 6,497,290	$ 6,463,516	$ 5,891,412
Gross profit	3,262,125	4,109,577	3,910,158	3,394,738
Income from operations	1,630,105	2,112,989	1,914,529	1,481,417
Net income	1,034,909	1,332,352	1,209,609	906,817
Basic net income per share	0.20	0.26	0.23	0.17
Diluted net income per share	0.20	0.25	0.23	0.17

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006 (1)
Revenues	$ 5,066,730	$ 6,181,386	$ 6,379,962	$ 5,797,012
Gross profit	2,950,581	3,849,985	3,855,736	3,399,531
Income from operations	1,408,455	2,165,627	2,188,181	1,800,902
Net income	922,165	1,401,120	1,402,953	1,175,963
Basic net income per share	0.18	0.27	0.27	0.23
Diluted net income per share	0.18	0.27	0.27	0.22

(1) In the fourth quarter of 2006, the Company recorded $244,000 of revenue related to test kits that were previously sold for which the Company's obligations to provide service were deemed remote. During 2007, such revenue was recorded on a quarterly basis, which amounted to $189,628 for the full year 2007.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed in reports filed with the SEC are recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms and that such information is accumulated and communicated to our management, including to our Chief Executive Office and Principal Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, the Company's management, with the participation of the Company's Chief Executive Officer and its Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and Principal Financial Officer have concluded that the Company's disclosure controls and procedures are effective for ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of management, including our Chief Executive Office and Principal Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under the framework in *Internal Control-Integrated Framework*, the Company's management concluded that our internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Inherent Limitations on Effectiveness of Controls

The Company's management, including its Chief Executive Office and Principal Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives for the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements, errors and instances of fraud, if any, within our company have been or will be prevented or detected. Further, internal controls may become inadequate as a result of changes in conditions, or through the deteriorations of the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Following is a list that sets forth as of March 18, 2008 the names, ages and positions within the Company of all of the Executive Officers of the Company and the Directors of the Company. Each such director has been nominated for reelection at the Company's 2008 Annual Meeting, to be held on May 15, 2008 at 3:00 P.M. at the Seaport Hotel, 200 Seaport Boulevard, Boston, Massachusetts.

NAME	AGE	POSITION
Raymond C. Kubacki, Jr.	63	Chairman of the Board,Chief Executive Officer, President,Director
Jennifer Chmieleski	35	Vice President, Controller
William Thistle, Esq.	58	Senior Vice President, General Counsel
Michael I. Schaffer, Ph.D.	63	Vice President, Laboratory Operations
Harry Connick	82	Director, Audit Committee member, Compensation Committee member, Nominating Committee member
Walter S. Tomenson, Jr.	61	Director, Audit Committee member, Compensation Committee member, Nominating Committee member
Fred J. Weinert	60	Director, Audit Committee member, Compensation Committee member, Nominating Committee member

All Directors hold office until the next annual meeting of stockholders or until their successors are elected. Officers serve at the discretion of the Board of Directors.

Mr. Kubacki has been the Company's President and Chief Executive Officer and has served as a director of the Company since 1991. On November 30, 2003 he was elected Chairman of the Board. He is a Director of Protection One, Inc. He is also a trustee of the Center for Excellence in Education based in Washington, DC.

Ms. Chmieleski joined the Company as Vice President and Controller in October 2007. Prior to joining the Company, she served as Controller and Assistant Controller of Edgewater Technology, Inc. from 1999 to 2007.

Mr. Thistle joined the Company in 1995 as Vice President and General Counsel and was made a Senior Vice President in September of 2001. Prior to joining the Company, he served as Associate General Counsel for MGM Grand in Las Vegas from 1993 to 1995. Mr. Thistle is a board member of the Drug and Alcohol Testing Industry Association ("DATIA").

Dr. Schaffer joined the Company in 1999 as Vice President of Laboratory Operations. Prior to joining the Company, he served as Director of Toxicology, Technical Manager and Responsible Person for the Leesburg, Florida laboratory of SmithKline Beecham Clinical Laboratories, from 1990 to 1999. Dr. Schaffer has been an inspector for the Substance Abuse and Mental Health Services Administration's National Laboratory Certification Program since 1989. Dr. Schaffer was also a member of the Board of Directors of the American Board of Forensic Toxicologists from 1990 to 1999.

Mr. Connick was District Attorney for Orleans Parish (New Orleans, LA) from 1974 to 2003, having been elected five times. Mr. Connick has also been a national leader in the war on drugs. His national leadership was prominent in advocating drug testing to help high school students remain drug-free and establishing model programs in a number of schools. In December 2002, Mr. Connick received from Drug Czar John P. Walters the Director's Award for Distinguished Service in recognition of exemplary accomplishment and distinguished service in the fight against illegal drugs. Mr. Connick has been a director of the Company since 2003.

Mr. Tomenson is a Senior Advisor to Integro Ltd. Mr. Tomenson was Managing Director and Chairman of Client Development of Marsh, Inc. from 1998 until December 31, 2004. From 1993 to 1998, he was chairman of FINPRO, the financial services division of Marsh, Inc. Mr. Tomenson is a Director of the Trinity College School Fund, Inc. He also serves on the Executive Council of the Inner-City Scholarship Fund. Mr. Tomenson has been a director of the Company since 1999.

Mr. Weinert is an entrepreneur whose current business activities are concentrated in real estate development, theatre and film development. He is the Chief Executive Officer and Chairman of Bella Media Inc. He also serves as the Chief Executive Officer of Bella Cinema LLC, Barrington Services Group, Inc., and San Telmo, Inc. He has served on the Business Advisory Council for the University of Dayton for over 20 years. Mr. Weinert has been a director of the Company since 1991.

The information required by Item 405 of Regulation S-K will be set forth in the Proxy Statement of the Company relating to the 2008 Annual Meeting of Stockholders to be held on May 15, 2008 and is incorporated herein by reference.

The Company has a code of ethics that applies to all employees and non-employee directors. This code satisfies the requirements set forth in Item 406 of Regulation S-K and applies to all relevant persons set forth therein. The Company will mail to interested parties a copy of the Code of Ethics upon written request and without charge. Such request shall be made to our General Counsel, 125 Nagog Park, Acton, Massachusetts 01720.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2008 Annual Meeting of Stockholders to be held on May 15, 2008 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2008 Annual Meeting of Stockholders to be held on May 15, 2008 and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2008 Annual Meeting of Stockholders to be held on May 15, 2008 and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2008 Annual Meeting of Stockholders to be held on May 15, 2008 and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements required by Item 15 are included and indexed in Part II, Item 8

(a) 2. Financial Statement Schedules included in Part IV of this report. Schedule II is omitted because information is included in Notes to Financial Statements. All other schedules under the accounting regulations of the SEC are not required under the related instructions and are inapplicable and, thus have been omitted.

(a) 3. See "Exhibit Index" included elsewhere in this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PSYCHEMEDICS CORPORATION

By:/s/ Raymond C. Kubacki, Jr.
Raymond C. Kubacki, Jr.
Chairman, President and Chief Executive Officer

Date: March 24, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below appoints jointly and severally, Raymond C. Kubacki, Jr. and Jennifer Chmieleski and each one of them, his attorneys-in-fact, each with the power of substitution for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that each attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

/s/ Raymond C. Kubacki, Jr. March 24, 2008
Raymond C. Kubacki, Jr.
Chairman, President and Chief Executive Officer, Director
(Principal Executive Officer)

/s/ Jennifer Chmieleski March 24, 2008
Jennifer Chmieleski
Vice President, Controller
(Principal Financial and Accounting Officer)

/s/ Harry Connick March 24, 2008
Harry Connick
Director

/s/ Walter S. Tomenson, Jr. March 24, 2008
Walter S. Tomenson, Jr.
Director

/s/ Fred J. Weinert March 24, 2008
Fred J. Weinert
Director

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation filed on August 1, 2002 – (Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2002).
3.2	By-Laws of the Company – (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
4.1	Specimen Stock Certificate - (Incorporated by reference from the Registrant's Registration Statement on Form 8-A filed on July 31, 2002).
10.1	License Agreement with Werner Baumgartner, Ph.D. and Annette Baumgartner dated January 17, 1987 - (Incorporated by reference from the Registrant's Registration Statement on Form S-18, File No. 33-10186 LA).
10.2*	1989 Employee Stock Option Plan, as amended - (Incorporated by reference from the Registrant's 1997 Annual Proxy Statement).
10.3*	1989 Non-Qualified Stock Option Plan, as amended (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
10.4*	1991 Non-Qualified Stock Option Plan - (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991).
10.5	Lease dated October 6, 1992 with Mitchell H. Hersch, et. al with respect to premises in Culver City, California - (Incorporated by reference from the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1992).
10.5.1	Security Agreement dated October 6, 1992 with Mitchell H. Hersch et. al - (Incorporated by reference from the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1992).
10.5.2	First Amendment to Lease dated with Mitchell H. Hersch, et.al California - (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.5.3	Second Amendment to Lease dated with Mitchell H. Hersch, et.al. California - (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.5.4	Third Amendment to Lease dated December 31, 1997 with Mitchell H. Hersch, et.al. California - (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.5.5	Fourth Amendment to Lease dated May 24, 2005 with Mitchell H. Hersch, et.al. California - (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.6*	2000 Stock Option Plan, - (Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2002).
10.7*	Change in Control Severance Agreement with Raymond C. Kubacki, Jr. dated November 17, 2003 - (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003).
10.8*	Change in Control Severance Agreement with William R. Thistle dated March 28, 2005- (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on March 30, 2005).
10.9*	2006 Equity Incentive Plan - (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 17, 2006).
10.10*	Form of Stock Unit Award used with employees and consultants under the 2006 Equity Incentive Plan - (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 17, 2006).
10.11*	Form of Stock Unit Award used with non-employee directors under the 2006 Equity Incentive Plan - (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 17, 2006.).

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* management compensation plan or arrangement

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-41787) pertaining to the Psychemedics Corporation 1989 Incentive Stock Option Plan, the 1989 Non-Qualified Stock Option Plan, the 1991 Non-Qualified Stock Option Plan and Non-Qualified Stock Option Agreements pursuant to Written Compensation Agreements, (Form S-8 No 33-50712) pertaining to the 1989 Employee Stock Option Plan, (Form S-8 No. 33-66942) pertaining to the 1989 Employee Stock Option Plan, (Form S-8 No. 333-12403) pertaining to the 1989 Employee Stock Option Plan and the 1989 Non-Qualified Stock Option Plan, (Form S-8 No. 333-39968) pertaining to the 2000 Stock Option Plan, (Form S-3 No. 33-45332) and (Form S-3 No. 33-58970) pertaining to shares issued in private placements of Psychemedics Corporation of our report dated March 24, 2008, relating to the financial statements which appear in this Form 10-K.

/s/ BDO Seidman, LLP

Boston, Massachusetts
March 24, 2008

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond C. Kubacki, Jr., President and Chief Executive Officer of Psychemedics Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Psychemedics Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2008

By: /s/ Raymond C. Kubacki, Jr.
Raymond C. Kubacki, Jr.
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Jennifer Chmieleski, Vice President, Controller of Psychemedics Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Psychemedics Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   c) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2008

By: /s/ Jennifer Chmieleski
Jennifer Chmieleski
Vice President, Controller

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Raymond C. Kubacki, Jr., President and Chief Executive Officer of Psychemedics Corporation (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 24, 2008 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 24, 2008

By: /s/ Raymond C. Kubacki, Jr.
Raymond C. Kubacki, Jr.
President and Chief Executive Officer

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jennifer Chmieleski, Vice President, Controller of Psychemedics Corporation (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(2) The Company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 24, 2008 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(3) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 24, 2008

By: /s/ Jennifer Chmieleski
Jennifer Chmieleski
Vice President, Controller

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Management and Corporate Information

Board Of Directors

Raymond C. Kubacki, Jr.
Chairman, President and C.E.O.

Harry Connick
Private Investor

Walter S. Tomenson, Jr.
Senior Advisor, Integro Ltd.

Fred J. Weinert
Private Investor

Corporate Officers

Raymond C. Kubacki, Jr.
Chairman, President and C.E.O.

William Thistle
Senior Vice President, General Counsel

Michael I. Schaffer, Ph.D.
Vice President-Laboratory Operations

Jennifer Chmieleski
Vice President, Controller

Transfer Agent

c/o Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Investor Relations Telephone
Number: 1-800-426-5523
Internet Address:
http://www.computershare.com

General Counsel

Lynch, Brewer, Hoffman & Fink, LLP
Boston, Massachusetts

Auditors

BDO Seidman, LLP
Boston, Massachusetts

Corporate Offices

Corporate Headquarters:
125 Nagog Park
Acton, Massachusetts 01720

Laboratory Facilities:
5832 Uplander Way
Culver City, California 90230

Form 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder at our website:
www.psychemedics.com

or by writing to:

Investor Relations
Psychemedics Corporation
125 Nagog Park
Acton, MA 01720

Annual Meeting

The 2008 Annual Meeting of Stockholders will be held on May 15, 2008 at 3:00 p.m.
at The Seaport Hotel
200 Seaport Boulevard
Boston, Massachusetts

American Stock Exchange
Symbol (PMD)

PSYCHEMEDICS
CORPORATION

[illegible] NAGOG PARK, ACTON, MA 01720

END